Exhibit 99.1

NR 15-01

GOLD RESERVE PROVIDES UPDATE RELATING TO PARIS COURT OF APPEAL HEARING

SPOKANE, WASHINGTON, January 8, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to report that a hearing was held today at the Paris Court of Appeal regarding the Company’s request for the exequatur, or recognition of the Company’s ICSID Award as a judgment of the Court.  The Court is expected to issue its judgment on January 29, 2015.  Should exequatur be granted, the Court is expected to also rule on the Republic of Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul or “set aside” the Award.

The Company remains firmly committed to the enforcement and collection of the Award including interest in full and will continue to vigorously pursue all available remedies accordingly. The Award amounting to approximately US $744 million continues to accrue interest at the rate of Libor plus 2% per annum.

Gold Reserve’s President Doug Belanger stated, “We are pleased with the exequatur proceeding held today and look forward to the Court’s ruling on January 29, 2015.  We believe the recent decision by the Tribunal confirming the Award related to the ICSID correction proceedings will assist with streamlining the decision process at the French Court of Appeal. The recognition of the Award as judgment will assist the Company with collection proceedings although, the Company continues to have an open dialogue with representatives from Venezuela and is hopeful that this matter can be resolved amicably.”

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Award related to the expropriation of the Company’s Brisas Project by the Venezuela government. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”